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July 1, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp.

Post-Qualification Amendment on Form 1-A

Filed April 28, 2021

File No. 024-11149

Dear Sir or Madam:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 25, 2021 (the “Comment Letter”), relating to the Company’s offering of up to 8,178,307 shares of Class B Common Stock (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following the comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. The Company is concurrently filing an amended Offering Statement (“Amended Filing”) to address these comments, as well as to make other changes.

Post-Qualification Amendment to Form 1-A filed April 28, 2021

General

1.	We note that you discuss the sponsored programs' redemption programs and the risks and benefits associated with such programs throughout the offering circular. Please also disclose that the sponsored programs temporarily suspended the processing and payment of redemptions under the redemption plan in 2020. Please also clarify if such suspensions would have affected the ability for an investor to redeem without penalty within the first 90 days of his or her investment, which is discussed on page 51 on your offering circular. In addition, we note that the "Flexibility" bullet point on page 51 indicates that investors may redeem their shares during the 90-day introductory period "in full." Please clarify whether that amount is capped by the lesser of 5,000 shares or $50,000 per redemption request, which is discussed under the "eDirect Programs Share Redemption Program" section.

Response to Comment No. 1

In response to the Staff’s comment, the Amended Filing has been revised to include disclosure that the sponsored programs temporarily suspended the processing and payment of redemptions under the redemption plan in 2020. The Amended Filing also contains disclosure clarifying that such suspension affected all redemption requests, including those made by an investor within the first 90 days of his or her investment. Finally, the Amended Filing contains additional disclosure clarifying that redemption requests made during the Introductory Period will be capped up to the lesser of (a) 5,000 shares or (b) $50,000 worth of shares, per redemption request.

2.	We note publicly available sources, including your website, discuss the availability of a Fundrise affiliate referral program or a “Fundrise Invitation Program.” With a view towards disclosure, please provide us with additional information about this program, such as, but not limited to, who is eligible to participate, the actions require by the participant, the referral fees or discounts provided and the amount of investors that have opened accounts through this program.

Response to Comment No. 2

All of the terms of the Fundrise Invitation Program, which is a program offered through Fundrise Advisors, LLC and is not connected to any offering of securities, are publicly available at https://fundrise.com/legal/invitation-program, a copy of which is included as Exhibit A. As described in the terms of the Fundrise Invitation Program, it is not a requirement that the person receiving the invitation either invest in a Sponsored Program or become a client of Fundrise Advisors in order for a fee waiver to be granted to the person who provides a referral.

As requested, the Company is supplementally providing to the staff the following information about the Fundrise invitation Program: During the fiscal year ended December 31, 2020, a total of 1,705 fee waivers were granted, and a total of approximately $9,804.89 fees were waived, an amount that was immaterial to the Company’s financial statements, as it would have represented approximately 0.06% of the Company’s total operating revenue for the fiscal year ended December 31, 2020.

Cover Page

3.	We note your disclosure in footnote 5 on the covert page that you are continuing to offer $44.3 million Class B shares. Please further revise your cover page to reduce the amount that you are seeking to qualify in accordance with Rule 251(a)(2) of Regulation A. In this respect, we note that you also indicate that you are qualifying “up to 8,178,307 shares” of Class B stock at a price per share of $10.90, which appears to exceed the offering limitation provided by the rule. In addition, we note that the first paragraph of the cover page appears to indicate that you have less than $44.3 million Class B shares available to sell under the rule. Please revise throughout accordingly.

Response to Comment No. 3

In response to the Staff’s comment, the Amended Filing includes disclosure clarifying that the Company is seeking qualification of 3,576,000 shares of Class B common stock at a price per share of $10.90, which, when taken together with the approximately $36.0 million in Class B common shares sold in the offering in the last 12-months, is less than the rolling 12-month maximum offering amount of $75 million permitted under Regulation A. In addition, the Company has revised its disclosure throughout the Amended Filing to clarify that it has sold approximately (i) $36.0 million in Class B common shares over the prior 12-month period and (ii) the additional amount of shares sold since the date of the initial offering of Class B common shares.

Program Returns

4.	We note that you have provided return information that appears to aggregate all of the programs sponsored by Rise Companies on the Fundrise platform. Please explain to us in more detail your basis for providing this information and additional detail regarding how you calculated the returns. Please also explain to us the relevance of the aggregated return information given that investors cannot invest in an aggregated platform program.

Response to Comment No. 4

Aggregated Return Information

The Company respectfully notes that measuring the aggregate performance (the “Fundrise Index”)1 of the Fundrise-sponsored programs (the “Sponsored Programs”) is similar to any other index that tracks a sector of the market. Aggregate return information in the Fundrise Index is based on each of the Sponsored Programs, excluding the Fundrise Opportunity Zone Fund, LP (the “O-Zone Fund”)2. As with other indices, the Fundrise Index is not an investment product and investors are not able to invest in a fund or other security, such as an ETF, that tracks the Fundrise Index; however, the Company does not believe that the inability to invest in the Fundrise Index diminishes the value of the information presented in the Fundrise Index.

The Company believes that as the sponsor of each of the Sponsored Programs, it has a responsibility to its investors to disclose the aggregate financial performance of the Sponsored Programs, including program returns, on a historical basis. As investors in the Company have an interest in the performance of all of the Sponsored Programs collectively (and not any Sponsored Program individually), the Company’s disclosure aggregates the average annualized returns of the Sponsored Programs for each year since 2014. A potential investor in the Company, which is the sole owner of Fundrise Advisors, the manager of the Sponsored Programs, would surely be interested in how well the Company, through its wholly-owned subsidiary, manages the Sponsored Programs that generate the vast majority of its revenue.

The returns of the Sponsored Programs that are presented in the Fundrise Index were aggregated using the Modified Dietz Method of calculating investment portfolio returns. The portfolio in this case consists of each one of the roughly 24 million unique shareholdings in the Sponsored Programs that existed during all or part of the calendar year ending December 31, 2020. A shareholding is defined as a discrete group of shares acquired by an investor in a particular Sponsored Program for a certain price per share on a certain day, and either held through the end of the year or redeemed at some point during the year. Taken in the aggregate, these shareholdings represent a holistic portfolio representing the entirety of investments in the Sponsored Programs over the course of 2020, which were collectively held by approximately 150,000 distinct investors as of December 31, 2020. A gain or loss consisting of any change in the net asset value of the shares relative to the cost basis, plus any distributions earned, minus any advisory fees incurred, is calculated for each shareholding and then added together to arrive at the overall gain or loss for the entire portfolio, which is then divided by the average aggregate invested capital outstanding for the year to arrive at the aggregate Modified Dietz return. The combined use of the Modified Dietz Method and a comprehensive data set ensures that the various Sponsored Programs are weighted into the aggregated performance calculation in a manner proportional to their time-weighted average assets under management over the course of the year (i.e., larger funds being weighted proportionately more heavily than smaller ones).

1 The seventeen (17) Sponsored Programs making up the Fundrise Index, as of December 31, 2020, included (i) Fundrise Real Estate Investment Trust, LLC, (ii) Fundrise Equity REIT, LLC, (iii) Fundrise East Coast Opportunistic REIT, LLC, (iv) Fundrise West Coast Opportunistic REIT, LLC, (v) Fundrise Midland Opportunistic REIT, LLC, (vi) Fundrise Income eREIT II, LLC, (vii) Fundrise Growth eREIT II, LLC, (viii) Fundrise Income eREIT III, LLC, (ix) Fundrise Growth eREIT III, LLC, (x) Fundrise Income eREIT 2019, LLC, (xi) Fundrise Growth eREIT 2019, LLC, (xii) Fundrise Income eREIT V, LLC, (xiii) Fundrise Growth eREIT V, LLC, (xiv) Fundrise eREIT XIV, LLC, (xv) Fundrise Growth eREIT VI, LLC, (xvi) Fundrise Balanced eREIT, LLC, (xvii) Fundrise eFund, LLC (f/k/a Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC), (xviii) Fundrise For-Sale Housing eFUND - Washington DC, LLC (since merged into Fundrise eFund, LLC), and (xix) Fundrise National For-Sale Housing eFund, LLC (since merged into Fundrise eFund, LLC).

2 The Company excluded the O-Zone Fund from its aggregate return information because the Company does not consider an investment in the O-Zone Fund to be similar to an investment in the eREITs and eFunds (as defined in the Offering Statement). In particular, the O-Zone Fund was only available to accredited investors via Regulation D, is a qualified opportunity zone fund established pursuant to the 2017 Tax Cuts and Jobs Act to encourage the investment of capital gains in low-income communities, and has ceased raising capital.

The Sponsored Programs are in different stages of their life cycles and have objectives that are not identical (e.g., income, growth or balanced), which is why the Company believes, as an index of the Sponsored Programs, the Fundrise Index is most representative (and useful to investors in the Company – as well as in the Sponsored Programs) to see aggregated returns in the manner described above, which does not diminish the impact of a Sponsored Program that may be in a ramp up stage, and thus returns less to investors in the form of either dividends or appreciation.

Finally, the Company respectfully notes that the Fundrise Index as described above is a useful benchmark for the stockholders of the Company, as a metric of the Company’s ability to manage the Sponsored Programs, as well as the approximately 150,000 individual investors (as of December 31, 2020) that are invested, to varying degrees, across the Sponsored Programs. In this regard, the Fundrise Index provides a meaningful benchmark for any such investor to compare not only the performance of the Company – and any individual Sponsored Program interests that they may hold (which individual performance is disclosed in each program’s Annual Report on Form 1-K) – but also of the entire portfolio of Sponsored Programs. As noted previously in response to similar comments from the Staff with respect to other Sponsored Programs, as of December 31, 2020, approximately 83% of the 150,000 individual investors hold five (5) or more of the seventeen (17) Sponsored Programs, approximately 52% hold twelve (12) or more of the seventeen (17) Sponsored Programs, and approximately 6% are invested in all seventeen (17) of the Sponsored Programs.

However, while, as noted above, the Company continues to believe the Fundrise Index to be an appropriate performance indicator for investors of the Company, in the interest of time, the Company has removed any reference to such aggregate Sponsored Program-level returns from both the Amended Filing and the investor letter posted on the Fundrise platform.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer Bjorn J. Hall, General Counsel and Secretary
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP

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